SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 3Q10 results

São Paulo, November 12, 2010 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP(BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based in the number of customers, announces today its results for the third quarter 2010 (3Q10). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2009.

SBSP3: R$ 40.40/ share SBS: US$ 47.46 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 9.2 billion Closing price: 11/12/2010

1. Financial Highlights

								R$ million
	3Q09	3Q10	Chg. (R$)%		9M09	9M10	Chg. (R$)%
(+) Gross operating revenue	1,749.1	1,976.5	227.4	13.0	5,272.1	5,766.6	494.5	9.4
(-) COFINS and PASEP taxes	120.1	140.9	20.8	17.3	366.1	409.2	43.1	11.8
(=) Net operating revenue	1,629.0	1,835.6	206.6	12.7	4,906.0	5,357.4	451.4	9.2
(-) Costs and expenses	1,173.4	1,180.4	7.0	0.6	3,483.1	3,357.3	(125.8)	(3.6)
(+) Equity Results	-	(0.1)	(0.1)	-	(0.1)	(0.3)	(0.2)	200.0
(=) Earnings before financial expenses (EBIT*)	455.6	655.1	199.5	43.8	1,422.8	1,999.8	577.0	40.6
(+) Depreciation and amortization	161.5	144.5	(17.0)	(10.5)	484.6	439.2	(45.4)	(9.4)
(=) EBITDA**	617.1	799.6	182.5	29.6	1,907.4	2,439.0	531.6	27.9
(%) EBITDA margin	37.9	43.6	-	-	38.9	45.5	-	-
Net income	195.7	449.8	254.1	129.8	916.6	1,074.1	157.5	17.2
Earnings per share (R$)	0.86	1.97	-	-	4.02	4.71	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 3Q10, net operating revenue reached R$ 1.8 billion, a 12.7% growth compared to 3Q09. Costs and expenses in the amount of R$ 1.2 billion grew 0.6% versus 3Q09. EBITDA was R$ 617.1 million in 3Q09 and R$ 799.6 million in 3Q10, an increase of 29.6%.

EBIT grew 43.8%, from R$ 455.6 million in 3Q09 to R$ 655.1 million in 3Q10.

2. Gross operating revenue

In 3Q10, gross operating revenue grew from R$ 1.7 billion in 3Q09 to R$ 2.0 billion in 3Q10, an increase of R$ 227.4 million or 13.0%. The main factors that led to this variation were the 2009 and 2010 tariff adjustment of 4.44% and the increase of 5.6% in billed volume in relation to the same quarter of 2009.

3. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 3Q09, 3Q10, 9M09 and 9M10.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q09	3Q10%		3Q09	3Q10%		3Q09	3Q10%
Residential	338.8	357.7	5.6	274.5	291.8	6.3	613.3	649.5	5.9
Commercial	38.0	40.3	6.1	35.3	37.6	6.5	73.3	77.9	6.3
Industrial	8.6	9.3	8.1	8.7	9.3	6.9	17.3	18.6	7.5
Public	11.3	12.9	14.2	9.3	10.2	9.7	20.6	23.1	12.1
Total retail	396.7	420.2	5.9	327.8	348.9	6.4	724.5	769.1	6.2
Wholesale	71.7	73.3	2.2	8.1	6.6	(18.5)	79.8	79.9	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	468.5	493.6	5.4	335.9	355.5	5.8	804.4	849.1	5.6
	9M09	9M10%		9M09	9M10%		9M09	9M10%
Residential	1,035.2	1,079.1	4.2	834.6	876.0	5.0	1,869.8	1,955.1	4.6
Commercial	115.4	120.9	4.8	106.5	112.3	5.4	221.9	233.2	5.1
Industrial	25.5	27.6	8.2	25.5	27.9	9.4	51.0	55.5	8.8
Public	34.6	37.3	7.8	28.4	29.9	5.3	63.0	67.2	6.7
Total retail	1,210.7	1,264.9	4.5	995.0	1,046.1	5.1	2,205.7	2,311.0	4.8
Wholesale	215.2	219.2	1.9	22.4	21.9	(2.2)	237.6	241.1	1.5
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,426.1	1,484.3	4.1	1,017.4	1,068.0	5.0	2,443.5	2,552.3	4.5

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
	3Q09	3Q10%		3Q09	3Q10%		3Q09	3Q10%
Metropolitan	266.2	278.7	4.7	224.4	236.2	5.3	490.6	514.9	5.0
Regional (2)	130.5	141.5	8.4	103.4	112.7	9.0	233.9	254.2	8.7
Total retail	396.7	420.2	5.9	327.8	348.9	6.4	724.5	769.1	6.2
Wholesale	71.7	73.3	2.2	8.1	6.6	(18.5)	79.8	79.9	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	468.5	493.6	5.4	335.9	355.5	5.8	804.4	849.1	5.6
	9M09	9M10%		9M09	9M10%		9M09	9M10%
Metropolitan	805.5	834.8	3.6	676.1	706.1	4.4	1,481.6	1,540.9	4.0
Regional (2)	405.2	430.1	6.1	318.9	340.0	6.6	724.1	770.1	6.4
Total retail	1,210.7	1,264.9	4.5	995.0	1,046.1	5.1	2,205.7	2,311.0	4.8
Wholesale	215.2	219.2	1.9	22.4	21.9	(2.2)	237.6	241.1	1.5
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,426.1	1,484.3	4.1	1,017.4	1,068.0	5.0	2,443.5	2,552.3	4.5

(1) Unaudited
(2) Including coastal and countryside

4. Costs, administrative and selling expenses

In 3Q10, costs of products and services, administrative and selling expenses grew 0.6% (R$ 7.0 million). As a percentage of net revenue, costs and expenses declined from 72.0% in 3Q09 to 64.3% in 3Q10.

								R$ million
	3Q09	3Q10	Chg.	%	9M09	9M10	Chg.	%
Payroll and benefits	354.6	348.1	(6.5)	(1.8)	1,203.4	1,029.6	(173.8)	(14.4)
Supplies	39.5	36.3	(3.2)	(8.1)	111.1	103.0	(8.1)	(7.3)
Treatment supplies	33.4	31.6	(1.8)	(5.4)	105.3	98.7	(6.6)	(6.3)
Services	236.3	221.2	(15.1)	(6.4)	694.2	711.2	17.0	2.4
Electric power	121.4	132.3	10.9	9.0	360.2	392.3	32.1	8.9
General expenses	145.8	166.1	20.3	13.9	246.1	274.9	28.8	11.7
Tax expenses	9.4	11.7	2.3	24.5	43.5	50.5	7.0	16.1
Sub-total	940.4	947.3	6.9	0.7	2,763.8	2,660.2	(103.6)	(3.7)
Depreciation and amortization	161.5	144.5	(17.0)	(10.5)	484.6	439.2	(45.4)	(9.4)
Credit write-offs	71.5	88.6	17.1	23.9	234.7	257.9	23.2	9.9
Costs, administrative and selling expenses	1,173.4	1,180.4	7.0	0.6	3,483.1	3,357.3	(125.8)	(3.6)
% over net revenue	72.0	64.3	-	-	71.0	62.7	-	-

4.1. Payroll and benefits

In 3Q10 payroll and benefits decreased by R$ 6.5 million or 1.8%, from R$ 354.6 million to R$ 348.1 million, due to the following:

•         Adjustment of actuarial calculation relating to the migration of approximately three thousand employees from the Defined Benefits Plan to Sabesprev-Mais in September 2010, amounting to R$ 12.4 million;

•         Adjustment in the provision for Profit Sharing (PLR) in the amount of R$ 15.8 million due to the reversal of the amounts provisioned in 2009; and

•         Reduction of R$ 4.3 million in payroll and benefits as a result of the layoffs under the Conduct Adjustment Term (“TAC”) + 2% of the staff, despite the 5.05% salary raise in May 2010.

This decrease was partly offset by the following factors:

•         Company’s contribution of R$ 17.1 million relating to the deficit caused by employees that migrated to Sabesprev-Mais; and

•         Adjustment of R$ 10.0 million in the provision for the payment of termination benefits to employees that requested retirement in 3Q10.

4.2. Supplies

In 3Q10, expenses with Supplies decreased by R$ 3.2 million or 8.1%, when compared to the same period 2009, from R$ 39.5 million to R$ 36.3 million. The main factors for this variation were lower expenses with materials for the maintenance of the equipment, maintenance of the aqueduct systems, water and sewage treatment station, and the pumping stations in the Metropolitan Region of São Paulo (RMSP) in the amount of R$ 2.4 million.

4.3. Treatment supplies

Treatment supplies expenses in 3Q10 were R$ 1.8 million, or 5.4% lower than in 3Q09, from R$ 33.4 million to R$ 31.6 million. The main factors were:

•         R$ 3.2 million reduction, due to the lower consumption of aluminum polychloride of approximately 41% and aluminum sulphate replacement. The aluminum sulphate consumption grew around 30%, however the product average cost decreased 25%, which contributed significantly in the expenses reduction of the period; and

•         Increase of R$ 1.5 million in the consumption of a few products, such as: i) lime, due to the price adjustment, as well as the water reserves and climatic conditions; and ii) polyelectrolytes, due to the beginning of operation of the centrifuges in the Barueri sewage system.

4.4. Services

In 3Q10 this item decreased R$ 15.1 million or 6.4%, from R$ 236.3 million to R$ 221.2 million. The main factors were:

•         Agreement signed between Sabesp and the São Paulo Municipal Government:

✓  R$ 9.4 million decrease in the provision made in 3Q09, related to the actions established in the agreement; and

✓  R$ 7.6 million decrease on account of the (non-recurring) lower spending in the implementation of the Program for the Rational Use of Water (PURA) in municipal schools.

•         Decrease of R$ 6.7 million in the expenses from January through September 2010, as expected for the second year of the Public Private Partnership (PPP) contract of the Alto Tietê production system;

•         Decrease of R$ 5.0 million in the purchase of treated water due to the termination of the contract with Águas de Cajamar S/A in March 2010; and

•         Decrease in preventive and corrective maintenance in the water and sewage treatment systems in the amount of R$ 2.3 million, due to the implementation of the structural works at the Parque da Integração in 3Q09.

There was an increase in the following services:

•           Paving services and replacement of sidewalks in the amount of R$ 10.3 million, on account of the offsetting of accounts with municipal governments of the cities served by the Regional Systems;

•           Residential connection and sewage network maintenance in the amount of R$ 3.7 million, due to the:

✓  Increase in demand and the contractual amounts based on Global Sourcing in the municipalities of the Regional Systems and actions to optimize the sewage systems in the Baixada Santista region; and

✓  Increases in the execution of the maintenance services in the RMSP, and the intensification of actions to meet the demands of the Córrego Limpo Program with the Municipal Government of São Paulo (PMSP).

•           Expenses with sludge transportation in the amount of R$ 1.2 million.

4.5. Electric power

In 3Q10 this item increased R$ 10.9 million or 9.0%, from R$ 121.4 million to R$ 132.3 million.

This increase is due to the following factors:

•         Tariff adjustment, which had a 2.5% impact in the average tariff in the captive market, which represents 82% of the installed capacity, impacting the weighted average increase between the captive market and free market by around 3.3%; and

•         Weighted average cost increase of 8.0% between the markets.

	Participation (%)	Costs Variation (%)	Weighted Average (%)
Free market	18.0	10.8	1.9
Captive market	82.0	7.4	6.1
Weighted Average	-	-	8.0

4.6. General expenses

In 3Q10 general expenses increased R$ 20.3 million or 13.9%, from R$ 145.8 million to R$ 166.1 million, mainly due to the R$ 80 million provision envisaged in the agreement with the Municipality of São Paulo, which will be paid in November 2010. This amount is equivalent to 7.5% of the municipality’s gross revenue after deducting the Cofins and Pasep contributions. The first payment was calculated from the date of signing of the agreement, that is June 23, 2010, and hence, besides the quarterly revenue, the calculation basis proportionally includes several days in June. This increase was partially offset by the lower need for provision for legal contingencies in relation to 2009, amounting to R$ 66.2 million.

4.7. Depreciation and amortization

This item decreased R$ 17.0 million or 10.5%, from R$ 161.5 million to R$ 144.5 million. This variation is mainly due to the estimates review, with increase in the useful life of the assets, as of December 2009.

4.8. Credit write-offs

Credit write-offs increased by R$ 17.1 million, or 23.9%, from R$ 71.5 million to R$ 88.6 million, mainly due to the need for complementing the provision on the billing of private clients and municipal public entities.

The increase was compensated by the higher recovery of credits through installment agreements, notably those signed with the municipalities of Taubaté and Ferraz de Vasconcelos.

5. Other operating revenues and expenses

5.1 Other operating revenues

This item decreased by R$ 3.4 million or 39.7% in 3Q10, mainly due to the write-off of projects and ongoing construction works made unfeasible, in the amount of R$ 2.6 million.

6. Financial expenses and revenues

				R$ million
	3Q09	3Q10	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	98.7	124.1	25.4	25.7
Interest and charges on international loans and financing	15.0	11.7	(3.3)	(22.0)
Interest rate over lawsuit indemnity	173.9	(66.9)	(240.8)	(138.5)
Other financial expenses	7.6	7.4	(0.2)	(2.6)
Total financial expenses	295.2	76.3	(218.9)	(74.2)
Financial revenues	29.0	60.7	31.7	109.3
Financial expenses net of revenues	266.2	15.6	(250.6)	(94.1)

6.1. Financial expenses

In 3Q10 financial expenses dropped R$ 218.9 million, or 74.2%, as described below:

•         Interest over lawsuit in the amount of R$ 240.8 million; and

•         Increase in interest by R$ 25.4 million, on domestic loans and financing due to some new funding in the period, such as: (i) the 10th issue of debentures in November 2009, (ii) the 11th issue of debentures in March 2010, (iii) the 12th issue of debentures in June 2010, (iv) the 5th issue of promissory notes in August 2010, and (v) the payments for financing agreements already signed.

6.2. Financial revenues

Financial revenues increased by R$ 31.7 million, due to the higher volume of financial investments.

7. Monetary variation on assets and liabilities

				R$ million
	3Q09	3Q10	Var.	%
Monetary variation over loans and financing	(1.9)	15.4	17.3	n.m.
Currency exchange variation over loans and financing	(104.7)	(60.5)	44.2	(42.2)
Other monetary/exchange rate variations	9.2	27.9	18.7	203.3
Variation on liabilities	(97.4)	(17.2)	80.2	(82.3)
Variation on assets	11.8	20.1	8.3	70.3
Net Variation	(109.2)	(37.3)	71.9	(65.8)

7.1. Variation on liabilities

The effect on the monetary variations on liabilities in 3Q10 was R$ 80.2 million higher, compared to 3Q09, due to:

•         Exchange variation on foreign loans and financing generated a negative impact of R$ 44.2 million, due to the 6.0% depreciation of the U.S. Dollar in 3Q10 compared to the 8.9% depreciation in 3Q09;

•         Other monetary variations decreased R$ 18.7 million related to lawsuit; and

•         Monetary variations on domestic loans and financing increased by R$ 17.3 million, mainly due to the R$ 15.4 million increase due to the positive variation of the IGPM in 3Q10 of 2.08%, compared to a negative impact of 0.37% in 3Q09; and the R$ 1.9 million increase due to the higher variation of the TR interest rate in 3Q10 of 0.28% compared to 0.12% in 3Q09.

7.2. Monetary variations on assets

Monetary variations on assets increased R$ 8.3 million, mainly due to installment agreements with the municipalities of Taubaté and Ferraz de Vasconcelos.

8. Operating indicators

Sabesp continues to work strenuously to reduce water losses, which has enabled a continued reduction in the loss ratio, from 26.5% in 3Q09 to 26.0% in 3Q10. Thanks to this reduction, water produced was lower than the water billed volume.

Operating indicators*	3Q09	3Q10%
Water connections (1)	7,086	7,253	2.4
Sewage connections (1)	5,478	5,668	3.5
Population directly served - water (2)	23.3	23.6	1.3
Population directly served - sewage (2)	19.5	19.9	2.1
Number of employees	16,101	15,165	(5.8)
Water volume produced (3)	2,124.0	2,205.9	3.9
Water losses (%)	26.5	26.0	(1.9)

(1) In thousand units at the end of the period
(2) In million inhabitants at the end of the period, not including wholesale
(3) In million of cubic meters at the end of the period
* Unaudited

9. Loans and financing

In September, Sabesp signed a Loan Agreement with the Inter-American Development Bank (IBD) to partially finance the 3rd Phase of the Tietê Project. The total investment will be US$ 800 million, of which US$ 600 million will be financed and US$ 200 million will be Sabesp’s counterpart. The agreement is for a 25-year term, with a grace period of 6 years and interest rate pegged to the LIBOR rate.

In October, Sabesp signed a loan agreement with the Japan International Cooperation Agency (JICA) to finance the Environmental Improvement Integrated Program at Billings reservoir water source area (ProBillings). The total investment is ¥ 12,357 billion, with ¥ 6,208 billion coming through the financing and ¥ 6,149 billion being Sabesp’s counterpart.  The agreement term is 25 years, with a grace period of 7 years and interest rate of 1.2% p.a..

Also in October, Sabesp negotiated with JICA the terms and conditions of an additional loan agreement for the Onda Limpa (Clean Wave) program 2nd Phase. The amount of the new financing agreement is ¥ 19,162 billion, equivalent to around US$ 234.3 million, with disbursement in up to 2 years, with amortization of 18 years and interest rate between 1.8 and 2.5% p.a. The next step to formalize the agreement is to obtain the approval from the Brazilian Senate’s Commission on Economic Affairs.

							R$ million
INSTITUTION	2010	2011	2012	2013	2014	2015	2016 and onwards	Total
Local market
Banco do Brasil	74.9	315.8	343.8	374.2	98.6	-	-	1,207.3
Caixa Econômica Federal	21.1	89.6	100.1	102.0	63.6	41.4	437.3	855.1
Debentures	-	484.3	236.0	579.6	368.3	391.1	603.1	2,662.4
Promissory Notes	-	599.8	-	-	-	-	-	599.8
FIDC - SABESP I	13.9	13.9	-	-	-	-	-	27.8
BNDES	10.7	44.3	68.9	40.2	36.2	36.2	243.5	480.0
Others	0.9	3.9	0.5	0.5	0.5	0.5	1.8	8.6
Interest and charges	53.6	47.3	-	-	-	-	-	100.9
Local market total	175.1	1,598.9	749.3	1,096.5	567.2	469.2	1,285.7	5,941.9
International market
IDB	23.2	63.6	63.6	63.7	63.7	63.7	262.0	603.5
Eurobonds	-	-	-	-	-	-	237.2	237.2
JBIC	-	11.7	23.4	23.4	23.3	23.4	327.5	432.7
IDB 1983AB	-	40.3	40.3	40.3	40.3	40.2	219.1	420.5
Interest and charges	19.3	2.5	-	-	-	-	-	21.8
International market total	42.5	118.1	127.3	127.4	127.3	127.3	1,045.8	1,715.7
Total	217.6	1,717.0	876.6	1,223.9	694.5	596.5	2,331.5	7,657.6

10. Conference call

In Portuguese

November 16, 2010

07:00 am (US EST) /10:00 am (Brasília)

Dial in access: (55 11) 3301-3000

Conference ID: Sabesp

Replay available until 11/23/2010

Dial in access: (55 11) 3127-4999

Replay ID: 48024561

In English

November 16, 2010

09:00 am (US EST) / 12:00 pm (Brasília)

Dial in access: 1(412) 317-6776

Conference ID: Sabesp

Replay available until 11/25/2010

Dial in access: 1(412) 317-0088

Replay ID: 445278#

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio

Phone: (55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone: (55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	Jul-Sep/10	Jul-Sep/09	Jul-Sep/10	Jul-Sep/09
Gross Revenue from Sales and Services	1,976,537	1,749,076	1,976,537	1,749,076
Water Supply - Retail	1,013,237	886,231	1,013,237	886,231
Water Supply - Wholesale	88,530	82,654	88,530	82,654
Sewage Collection and Treatment	841,260	744,909	841,260	744,909
Sewage Collection and Treatment - Wholesale	5,093	5,471	5,093	5,471
Other Services	28,417	29,811	28,417	29,811

Taxes on Sales and Services - COFINS and PASEP	(140,902)	(120,105)	(140,902)	(120,105)

Net Revenue from Sales and Services	1,835,635	1,628,971	1,835,635	1,628,971

Costs of Sales and Services	(823,451)	(762,094)	(823,451)	(762,094)

Gross Profit	1,012,184	866,877	1,012,184	866,877

Operating Expenses
Selling	(216,801)	(201,415)	(216,801)	(201,415)
Administrative	(140,132)	(209,855)	(140,267)	(209,942)
Other operating expenses, net	10,649	7,019	10,649	7,019

Operating Income Before Shareholdings	665,900	462,626	665,765	462,539
Equity Result	(114)	(30)	-	-

Earnings Before Financial Results	665,786	462,596	665,765	462,539
Financial, net	(38,801)	(260,922)	(38,780)	(260,865)
Exchange gain (loss), net	60,525	103,895	60,525	103,895

Earnings before Income Tax and Social Contribution	687,510	305,569	687,510	305,569

Income Tax and Social Contribution

Current	(199,816)	(198,822)	(199,816)	(198,822)
Deferred	(37,887)	88,980	(37,887)	88,980

Net Income (loss) for the period	449,807	195,727	449,807	195,727

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	1.97	0.86	1.97	0.86

Depreciation and Amortization	(144,449)	(161,480)	(144,450)	(161,480)
EBITDA	799,586	617,057	799,566	617,000
% over net revenue	43.6%	37.9%	43.6%	37.9%

Balance Sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Current
Cash and Cash Equivalents	1,365,038	1,046,840	1,367,191	1,047,359
Accounts Receivable from Clients	1,040,653	1,083,895	1,040,653	1,083,895
Related Party Balance	151,398	155,348	151,398	155,348
Inventory	29,994	31,101	29,994	31,101
Recoverable Taxes	10,357	4,773	10,357	4,773
Other Receivables	546,147	553,174	546,247	553,267
Deferred income tax and social contribution	276,831	263,369	276,831	263,369
Total Current Assets	3,420,418	3,138,500	3,422,671	3,139,112

Non-Current
Long Term Assets:
Accounts Receivable from Clients	351,499	270,484	351,499	270,484
Related Party Balance	921,983	934,208	921,983	934,208
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	41,804	47,682	41,804	47,682
Other Receivables	104,469	102,872	104,469	102,872
Deferred income tax and social contribution	568,671	620,858	568,671	620,858
	2,134,639	2,122,317	2,134,639	2,122,317

Investments	4,596	4,110	1,320	720
Permanent Assets	8,903,140	15,969,828	8,906,945	15,972,770
Intangible Assets	9,074,119	1,644,407	9,074,119	1,644,407
	17,981,855	17,618,345	17,982,384	17,617,897
Total Non-Current Assets	20,116,494	19,740,662	20,117,023	19,740,214

Total Assets	23,536,912	22,879,162	23,539,694	22,879,326

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010	06/30/2010	09/30/2010	06/30/2010

Current
Contractors and Suppliers	194,257	175,860	194,578	175,933
Loans and Financing	1,161,302	1,412,954	1,163,642	1,412,954
Salaries and Payroll Charges	276,822	241,482	276,932	241,570
Taxes and Contributions Payable	182,047	168,689	182,058	168,692
Taxes and Contributions Deferred	18,469	27,134	18,469	27,134
Interest on Own Capital Payable	56	56	56	56
Provision for Contingencies	759,000	713,318	759,000	713,318
Accounts Payable	342,306	281,846	342,306	281,846
Other Payables	202,960	206,283	202,960	206,283
Total Current Liabilities	3,137,219	3,227,622	3,140,001	3,227,786

Non-Current
Long Term Liabilities:
Loans and Financing	6,496,300	6,019,456	6,496,300	6,019,456
Taxes and Contributions Payable	61,295	69,375	61,295	69,375
Taxes and Contributions Deferred	169,161	162,600	169,161	162,600
Provision for Contingencies	643,068	852,695	643,068	852,695
Provisions for actuarial liabilities Law 4819/58	493,531	507,772	493,531	507,772
Pension Fund Obligations	506,660	504,114	506,660	504,114
Other Payables	427,991	383,648	427,991	383,648
Total Non Current Liabilities	8,798,006	8,499,660	8,798,006	8,499,660

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,109,284	2,088,454	2,109,284	2,088,454
Profit Reserves	2,054,594	2,054,594	2,054,594	2,054,594
Accrued income	1,109,866	680,889	1,109,866	680,889
Total Shareholders' Equity	11,601,687	11,151,880	11,601,687	11,151,880

Total Liabilities and Shareholders' Equity	23,536,912	22,879,162	23,539,694	22,879,326

Cash Flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jul-Sep/10	Jul-Sep/09	Jul-Sep/10	Jul-Sep/09
Cash flow from operating activities
Net income for the period before taxes and social contribution	687,510	305,569	687,510	305,569
Provisions for contingencies	15,328	270,746	15,328	270,746
Reversion of provision for losses	(122)	(222)	(122)	(222)
Other provisions	87	88	87	88
Liabilities related to pension plans	6,350	19,178	6,350	19,178
Write-off of property, plant and equipment	2,746	5,702	2,746	5,702
Depreciation and Amortization	144,449	161,479	144,450	161,480
Interest calculated over loans and financing payable	136,852	114,336	136,852	114,336
Monetary and exchange variation over loans and financing	(45,080)	(106,635)	(45,080)	(106,635)
Variation on liabilities and interest	986	1,323	986	1,323
Variation on assets and interest	(926)	(6,537)	(926)	(6,537)
Provisions for bad debt	88,631	71,509	88,631	71,509
Provision for TAC (Conduct Adjustment Term)	9,226	(26,386)	9,226	(26,386)
Provision for São Paulo Municipal Government Agreement	(6,090)	3,296	(6,090)	3,296
Equity Result	114	30	-	-
Provision for São Paulo municipality external costs	79,330	-	79,330	-
Provision for Sabesprev Mais	25,321	-	25,321	-
Other write-offs	-	4,542	-	4,542
Operating activities	1,144,712	818,018	1,144,599	817,989

Variation on Assets and Liabilities	(267,404)	17,835	(267,133)	17,815
(Increase) decrease in assets:
Accounts receivable from clients	(126,092)	(97,781)	(126,092)	(97,781)
Balances and transactions with related parties	17,679	13,347	17,679	13,347
Inventories	1,229	2,263	1,229	2,263
Recoverable Taxes	(5,584)	(328)	(5,584)	(328)
Other accounts receivable	6,038	(3,614)	6,031	(3,682)
Judicial deposits	(2,141)	(15,011)	(2,141)	(15,011)
Increase (decrease) in liabilities:
Loans and financing	9,421	47,623	9,669	47,667
Salaries and payroll charges	26,114	36,099	26,136	36,101
Provision for actuarial liabilities - Law 4819/58	(14,241)	-	(14,241)	-
Taxes and contributions payable	(4,148)	(5,425)	(4,140)	(5,423)
Accounts payable	(17,979)	(3,111)	(17,979)	(3,111)
Other accounts payable	18,856	74,225	18,856	74,225
Contingencies	(172,752)	(26,233)	(172,752)	(26,233)
Pension plan - transfer to Sabesprev	(3,804)	(4,219)	(3,804)	(4,219)

Others	(381,637)	(280,099)	(381,637)	(280,099)
Interest paid	(188,995)	(126,568)	(188,995)	(126,568)
Income tax and contribution paid	(192,642)	(153,531)	(192,642)	(153,531)
Net cash generated from operating activities	495,671	555,754	495,829	555,705

Cash flow from investing activities:
Acquisition of property, plant and equipment	(473,726)	(590,577)	(474,590)	(591,511)
Increase in intangible assets	(9,146)	(5,344)	(9,146)	(5,344)
Receivables by the permanent assets sale	(600)	-	(600)	-
Net cash used in investing activities	(483,472)	(595,921)	(484,336)	(596,855)

Cash flow from financing activities
Funding	674,791	94,736	677,131	94,736
Loan amortizations	(368,792)	(356,221)	(368,792)	(356,221)
Net cash generated (invested) at financing activities	305,999	(261,485)	308,339	(261,485)

Increase in cash and equivalents	318,198	(301,652)	319,832	(302,635)
Cash and cash equivalents at the beginning of the period	1,046,840	685,576	1,047,359	688,904
Cash and cash equivalents at the end of the period	1,365,038	383,924	1,367,191	386,269
Changes in Cash and Cash Equivalents	318,198	(301,652)	319,832	(302,635)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 11, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.